Exhibit 99.1

Canadian Solar Completes Sale of 235 Megawatt California Solar Portfolio to Korea Electric Power Corporation

NAJU, South Korea and GUELPH, Ontario, March 13, 2018 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its wholly owned subsidiary Recurrent Energy, LLC (“Recurrent Energy”) has finalized the sale of its interests in three solar photovoltaic projects totaling 235 MWac/309 MWp. The Korea Electric Power Corporation (“KEPCO”), South Korea’s largest electric utility with an installed capacity of 79 GW, acquired the interests in the Astoria (100 MWac/131 MWp), Astoria 2 (75 MWac/100 MWp), and Barren Ridge (60 MWac/78 MWp) projects located in southern California.

This transaction marks KEPCO’s largest investment in the U.S. solar market. KEPCO partnered with the Corporate Partnership Fund, a Korean private equity fund also known as COPA Fund, to make the acquisition.

“These high-quality solar assets are a strategic addition to our renewable energy holdings and will allow us to further diversify our generation portfolio,” said Mr. Bong-soo Ha, executive vice president and chief global business officer, KEPCO. “We expect further cooperation with Canadian Solar and are also pleased to be working with an industry-leading developer like Recurrent Energy as we grow our presence in the attractive U.S. solar market.”

Recurrent Energy developed the three projects, all of which reached commercial operation in 2016 and have long-term power purchase agreements. Recurrent Energy will continue to provide asset management services to support the projects as KEPCO transitions into its ownership role. Additional details on the three projects are available at recurrentenergy.com/portfolio.

“Traditional investors increasingly view utility-scale solar as a strategic investment, and this transaction with a global energy leader highlights that trend,” said Shawn Qu, chairman and chief executive officer of Canadian Solar. “The Recurrent Energy team continues to create value through deals with world-class investors that monetize our quality U.S. solar project assets.”

BofA Merrill Lynch and Scotiabank Global Banking and Markets acted as financial advisors to Recurrent Energy on the transaction.

About KEPCO

KEPCO is a global leading utility which was founded to facilitate electric supply in Korea. Together with its affiliates and subsidiaries, KEPCO has 79 GW of capacity, which is 75 percent of the total capacity in Korea nation-wide, and total assets of USD 160 billion with sales revenue of USD 54 billion in 2016. At the end of 2017, KEPCO is developing and operating 39 energy projects in 24 countries, with total power capacity of 25,153MW (stake: 8,388MW) in overseas business. Additional details are available at http://home.kepco.co.kr.

About Recurrent Energy

Recurrent Energy is a leading utility-scale solar project developer, delivering competitive, clean electricity to large energy buyers. Based in the U.S., Recurrent Energy is a wholly owned subsidiary of Canadian Solar Inc. and functions as Canadian Solar’s U.S. project development arm. Recurrent Energy has more than 4 GW of solar projects in development in the U.S. Additional details are available at www.recurrentenergy.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 17 years, Canadian Solar has successfully delivered over 25 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Canadian Solar’s Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2017. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.